SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, N.Y. 100173954
(212) 4552000
FACSIMILE (212) 4552502
DIRECT DIAL NUMBER
(212) 4553066
EMAIL
ADDRESS
jmercado@stblaw.com

  June 11, 2018

Robert F. Telewicz, Jr.
Branch Chief
Office of Real Estate and Commodities
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:
IRSA Inversiones y Representaciones Sociedad Anónima

Form 20-F for the fiscal year ended June 30, 2017

Filed October 31, 2017

File No. 001-13542

Dear Mr. Telewicz:

On behalf of our client IRSA Inversiones y Representaciones Sociedad Anónima (the “Company”), we are writing to respond to comments raised in the Staff’s comment letter dated May 14, 2018 (the “Comment Letter”) relating to the above-referenced annual report (the “Annual Report”) of the Company filed on October 31, 2017 pursuant to the Securities Exchange Act of 1934, as amended.

We are providing the following responses to the comments communicated by the Staff in the Comment Letter. For convenient reference, we have reproduced below in bold the text of the comments set forth in the Comment Letter. The responses and information described below are based upon information provided to us by the Company.

Form 20-F for the fiscal year ended June 30, 2017

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies and Estimates, page 141

Effects of foreign currency fluctuations, page 145

1.
We note your disclosure that depreciation of the Peso increases the value of your properties as measured in Pesos as typical real estate transactions in Argentina are negotiated and prices are set in US Dollars. Please provide us more detail about your fair value calculation for investment properties. In your response, please explain in greater detail why the value of assets not denominated in U.S. dollars have fair values dependent on the exchange rate between the U.S. dollar and your functional and presentation currency.

In response to the Staff’s comment, the Company wishes to clarify the following:

●
The fair value of the Company’s portfolio of office buildings and undeveloped parcels of land in Argentina is generally determined using the market approach. Under the market approach, the Company uses prices and other relevant information derived directly from publicly available information regarding comparable market transactions. As such, the Company fair values its portfolio by reference to the price per square meter achieved in recent sales of comparable properties, adjusted for the relevant asset’s relevant characteristics, as necessary. There has always been an active market for sales of office properties and undeveloped land in Argentina.

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative GDP growth, high rates of inflation and currency depreciation. Historically, the public in Argentina has resorted to investing in real estate assets to protect against currency depreciation and/or to protect savings. Real estate transactions in Argentina, and in particular, those involving office buildings and undeveloped land, have historically been priced in US dollars and transacted in US dollars or its peso equivalent at the exchange rate on the closing date of the transaction. Even in the inflationary context, prices in US dollars for these real state assets have generally remained stable and even appreciated at rates that have outpaced inflation. A significant depreciation or devaluation of the peso against the US dollar would increase the value of the Company’s portfolio as measured in pesos. An appreciation of the peso against the US dollar would have the opposite effect.

●
The fair value of the Company’s portfolio of shopping malls in the Argentine Operations Center is determined by the income approach. Under the income approach, the Company uses a cash flow model discounted to present value. The Company determines expected cash flows relating to each shopping mall property and adjusts these cash flows using the appropriate discount rate. The Company projects each property’s cash flows in pesos, which is the Company’s functional currency, and these cash flows include the effects of estimated inflation rates for the projected period. It is important to point out that due to the current structure of the Company’s lease contracts, generally shopping mall leases include provisions that provide for payment of variable rent based on sales of the Company’s shopping mall tenants. Therefore, the projected cash flows for these properties generally are highly correlated with GDP growth and inflation rates. Due to the considerations of the Argentine economy discussed above, there is no available long-term peso-denominated interest rate to discount the projected inflation-adjusted cash flows of the Company’s shopping mall properties. Accordingly, for these purposes, the Company translates projected peso-denominated cash flows into US dollars using a projected US dollar-peso exchange rate for the period involved. Once the US dollar-equivalent projected cash flows are determined, they are then discounted at a US dollar-denominated long-term interest rate, which is intended to reflect the Company’s cost of capital. The present value so determined in US dollars is then recorded in pesos in the Company’s financial statements using the prevailing exchange rate at the balance sheet date. Although, the present value of the Company’s portfolio may remain stable in US dollars, any depreciation or devaluation of the peso against the US dollar would increase the value of the Company’s investment properties as presented in pesos.

Investment properties were valued by independent professionally qualified appraisers who hold a recognized relevant professional qualification and have experience in the locations and segments of the investment properties appraised.

Consolidated Financial Statements

10. Investment Properties, page F-73

2.
Please tell us the factors that lead to your decision to change your accounting policy with respect to the valuation of investment properties. In your response, tell us the factors that lead you to initially select cost basis for valuing your investment properties, and the changes in circumstances that lead you to revise your policy. Please refer to paragraph 14 of IAS 8 and paragraph 31 of IAS 40 in your response.

In response to the Staff’s comment, the Company advises the Staff that the Company adopted IFRS as issued by the IASB for the first time for its fiscal year ended June 30, 2013. The Company previously prepared its publicly available financial statements under Argentine GAAP and measured its investment properties (although classified as property, plant and equipment under Argentine GAAP) at historical acquisition cost. Investment properties was a significant and core asset for the Company. At the time of first adoption of IFRS, the Company reclassified the asset amount from property, plant and equipment to investment properties, and as permitted by IAS 40, it elected to continue measuring its portfolio of investment properties under the cost method for consistency purposes. The main factor the Company considered at that time was not to significantly change the value of the Company’s core assets (investment properties), considering IFRS permitted that option and because the fair value of these assets was disclosed as required by IAS 40, paragraph 79. Therefore, investors had the same measurement basis for the core assets and an estimate of its fair value disclosed in the notes to the audited consolidated financial statements.

After several years of moderate inflation and variations in the nominal exchange rate, in fiscal year 2012 the peso depreciated approximately 14.3% against the U.S. dollar. This was followed by a 32.5% depreciation of the peso against the U.S. dollar in fiscal year 2013 and 30.3% in fiscal year 2014, including depreciation of approximately 21.6% in the month of January 2014 alone. In fiscal year 2015, the peso depreciated 52.7% against the dollar with a 33% depreciation in the last weeks of December 2015 alone. In fiscal years 2016 and 2017 the peso depreciated a further 20.5% and 18.5%, respectively, against the dollar. Inflation rates increased year after year during the same period.

The Company relies on long-term financing for its investment projects, and substantially all of its long-term financing is denominated in US dollars due to the lack of a market for long-term peso-denominated debt financing. Given the financing structure of the Company, the use of the cost basis to value its core assets during periods of high inflation and currency depreciation in Argentina produce a natural mismatch between its assets and liabilities. Also, a substantial portion of the Company’s regional peers have adopted a fair value model, rendering the comparison of the Company’s financial statements to those of its peers more difficult. Due to these factors, the Company reconsidered the fair value option permitted under IAS 40. The Company analyzed the provisions of IAS 8, paragraph 14 and IAS 40, paragraph 31, and concluded that the change from the cost model to fair value would (i) lead to a more reliable and meaningful presentation of the Company’s financial position and results of operations and (ii) facilitate comparisons by investors, research analysts, lenders and other interested parties to peers in the industry.

3.
Please explain to us how you determined certain investment properties should be classified in level 2 of the fair value hierarchy. In your response, tell us the lowest level of input that is significant to the measurement of these properties, and explain to us how that input falls within level 2. Refer to paragraphs 81 to 85 of IFRS 13.

In response to the Staff’s comment, the Company advises the Staff that investment properties classified in level 2 of the fair value hierarchy established by IFRS 13 comprise office buildings and undeveloped land.

As discussed in the Company’s response to comment No. 1 above, the fair value of the Company’s office buildings and undeveloped land is determined under the market approach pursuant to which the Company uses prices and other relevant information derived directly from publicly available information about comparable market transactions to value these properties. As such, the Company fair values its portfolio by reference to the price per square meter achieved in recent sales of comparable properties, adjusted for the asset’s specific characteristics, as necessary.

As set forth in IFRS 13, paragraph 73, a fair value measurement is categorized, in its entirety, at the same level of the fair value hierarchy of the lowest-level input that is significant to the entire valuation. An input is significant if it may result in a significantly different fair value measurement. In its analysis of the fair value hierarchy for investment properties classified in level 2, the Company considered the inputs that factor into the fair value measurements, the relative significance of each of the inputs and whether those inputs are externally observable and verifiable or derived from internal estimates. Accordingly, the Company considered that the publicly available, observable and verifiable prices per square meter for office buildings and undeveloped land were the lowest-level inputs that were significant to the entire valuation. Although adjustments to the level 2 inputs required the Company to consider factors such as the condition or geographic location of the relevant asset, the Company considered that these adjustments were not significant to the fair value measurement category.

Form 6-K filed February 27, 2018

Summary as of December 31, 2017, page 2

4.
We note your inclusion of the non-IFRS performance measures EBITDA and Adjusted EBITDA. In future filings, revise your disclosure to provide a quantitative reconciliation of the differences between these measures and the most directly comparable financial measures calculated in accordance with IFRS.

In response to the Staff’s comment, the Company will disclose in its future Exchange Act filings a quantitative reconciliation of the non-IFRS performance measures to the most directly comparable financial measure calculated in accordance with IFRS.

7. Investment Properties, page 11

5.
Tell us how you considered the need to disclose the business or economic circumstances that lead to the change in value of your investment properties during the period, including the material assumptions used in the valuation of your properties and related sensitivity analyses. Reference is made to paragraph 91 of IFRS 13 and paragraph 15 of IAS 34.

In response to the Staff’s comment, the Company advises the Staff that in preparation of the Company’s interim financial information, it gave consideration to paragraph 91 of IFRS 13 and paragraph 15 of IAS 34. As such, the Company disclosed the following in Note 8 to the consolidated financial statements as of December 31, 2017 and for the six months then ended:

●
No changes were made to the valuation techniques with respect to those applied as of June 30, 2017.

●
The Company incorporated the effects of the recently approved tax reform in Argentina in its projected cash flows.

In addition, the increase in fair value of the Company’s investment properties during the period was primarily the result of the following: (i) a 25 basis points decrease in the discount rate applied in calculating the discounted cash flows used to value the Company’s portfolio of shopping malls; and (ii) during the period from July 1, 2017 to December 31, 2017, the peso depreciated by approximately 12.2% against the U.S. dollar (from Ps.16.53 per U.S. dollar to Ps.18.55 per U.S. dollar), resulting in an increase in fair value of the Company’s investment properties during the period as measured in pesos.

Notwithstanding the foregoing, the Company advises the Staff that the Company intends to include additional relevant disclosure in its future Exchange Act filings to provide further guidance regarding the significant inputs used at each valuation period.

* * *
Please do not hesitate to contact me (212-455-3066) with any questions you may have regarding the above responses.

Very truly yours,

By: /s/ Jaime Mercado
Jaime Mercado

cc:
Matías Gaivironsky

Leonardo Magliocco

Eduardo Loiacono
Mariano Tomatis
David L. Williams